EXHIBIT 23.1






The Board of Directors
Alanex Corporation:



We consent to the inclusion of our report dated March 3, 1997, with respect to the balance sheets of Alanex Corporation as of December 31, 1996 and 1995, and the related statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1996, which report appears in the Form 8-K of Agouron Pharmaceuticals, Inc. dated June 4, 1997.





San Diego, California
June 4, 1997